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                               6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                  August 8, 2002

                            BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F  X          Form 40-F
                                ---                   ---

     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                  No  X
                             ---                 ---

     If "Yes" is marked, indicate below the file number assigned to the
Registrant in connection with Rule 12g3-2(b): 82-         .
                                                 ---------

                                   Page 1


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"This Report on Form 6-K contains a press release dated August 08, 2002 on
BASF Aktiengesellschaft's Second-Quarter Results as well as the report on the Second-Quarter Results dated August 08, 2002"

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       BASF Aktiengesellschaft


Date: August 08, 2002                  By:    /s/ Kurt Leidner
                                       ------------------------------------
                                       Name:  Kurt Leidner
                                       Title: Director Communications
                                              Ludwigshafen site


                                       By:    /s/ Christian Schubert
                                       ------------------------------------
                                       Name:  Christian Schubert
                                       Title: Director Communications
                                              BASF Group

August 8, 2002
                                                    Michael Grabicki
                                                    P 247e
                                                    Phone: +49 621 60-99938
                                                    Fax: +49 621 60-20129
                                                    michael.grabicki@basf-ag.de


BASF CONFIRMS ITS CONFIDENT OUTLOOK FOR 2002

>>  Higher earnings from stable sales in the second quarter
>>  Improved earnings in the Chemicals, Plastics & Fibers and
    Performance Products segments
>>  Outlook 2002: EBIT before special items higher than in 2001


"We are not idly waiting for an upturn, but are acting now. The structural measures that we were early in implementing are showing their effects. Our cost-reduction program is proceeding according to plan. Our strategy is the right one." This was Dr. Jurgen F. Strube's summary of BASF's second-quarter results.

At E8.4 billion, sales were maintained at the previous year's level.
EBIT (income from operations) before special items of E822 million was almost 10 percent higher than in the second quarter of 2001 EBIT before special items was also higher than in the first quarter of 2002. Compared with the same period in 2001, BASF also regained ground in terms of cumulative sales, which amounted to E16.6 billion in the period from January to June 2002. When sales from the pharmaceuticals business are excluded this is only 3.7 percent less than in the strong first half of 2001. In the first six months of this year, EBIT before special items was E1.6 billion, or 4.3 percent less than in the same period in 2001.

Earnings per share were E0.86 in the second quarter of 2002 compared with E0.02 in the same period of 2001. This reflects the much lower level of special items in the second quarter of 2002.

In terms of performance, BASF shares were number 2 in Germany's DAX index and in the EURO STOXX index in the first six months of 2002. Strube interpreted this as a sign of the confidence placed in BASF to succeed in the face of difficult conditions and despite the persistently weak economic climate.

"In 2002 overall, we aim to achieve higher EBIT before special items than in 2001 on the basis of a roughly similar level of sales," said Strube, summarizing his expectations for 2002. Factors of uncertainty continued to be global security and its effects on oil prices, continuing stock market turbulence and consumer confidence.

The moderate upturn in business that BASF started experiencing in March continued in the second quarter and was supported by good volume demand in particular. The strongest improvement in earnings was seen in the Chemicals, Plastics & Fibers and Performance Products segments. The Agricultural Products division was particularly negatively affected by poor weather conditions in North America. Earnings in the Oil & Gas segment were down on 2001 due to a lower oil price.

TREND REVERSED IN EUROPE, NAFTA AND ASIA; SOUTH AMERICA UNDER PRESSURE


In Europe, the NAFTA region and Asia, BASF is once again seeing an upward trend in its business.

In Europe, BASF posted total sales in the second quarter of E4.4 billion, or 1 percent less than in the same quarter of 2001. By comparison, sales declined by 16 percent in the first quarter of this year. EBIT before special items in Europe was E679 million in the second quarter, or 15 percent lower than in the same period in 2001. The oil and gas business contributed 39 percent to earnings.

Business picked up in the NAFTA region. Sales were slightly higher in the second quarter than in the first quarter and were 6 percent up on the second quarter of 2001. EBIT before special items was E77 million in the second quarter. BASF is confident that it can achieve a turnaround in North America for the full year.

In South America, sales declined by 26 percent in the second quarter. The difficult situation experienced in the first quarter therefore remains unchanged. Earnings also declined further and the company posted a loss of E29 million in this region in the second quarter.

In Asia Pacific, BASF performed better than in the second quarter of 2001, with sales up 11 percent on last year. In particular, this increase in sales stemmed from the Plastics & Fibers segment and the Petrochemicals division. Earnings were E105 million higher compared with the same period in 2001.

COMPETITIVE POSITION STRENGTHENED THROUGH RESOLUTE STRATEGY
IMPLEMENTATION

Strube stressed that BASF would adhere to its long-term strategy of adding value through growth and innovation. In doing so, the company will expand profitable business areas, strengthen its long-term competitiveness, optimize its Verbund structures and invest in growth markets. In addition, BASF will adapt its structures and processes to make them more flexible and closer to the market. Efforts to permanently reduce fixed costs are proving successful, said Strube.

In the previous year, BASF already made cost savings of E250 million. In the first six months of 2002 further plants and sites were closed in the course of restructuring measures. These include a vitamin E plant in Wyandotte, Michigan, and a Styrodur plant in Antwerp, Belgium.

In Europe, BASF is restructuring its plasticizers production. Plants in Tarragona, Spain, will be shut down and the company will supply its markets from world-scale plants in Feluy, Belgium, and Ludwigshafen, Germany.

On this basis, BASF intends achieving its goal of reducing costs by E1 billion by the end of 2003.

BASF is the world's leading chemical company. It aims to increase and sustain its corporate value through growth and innovation. BASF offers its customers a range of high-performance products, including chemicals, plastics, coatings systems, dispersions, agricultural products, fine chemicals as well as crude oil and natural gas. BASF's distinctive approach to integration, known in German as "verbund," is its strength. It enables the company to achieve cost leadership and gives it a decisive competitive advantage in the long term. BASF acts in accordance with the principles of sustainable development. In 2001, BASF had sales of E32.5 billion (circa $29 billion) and over 90,000 employees worldwide. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF), Paris (BA) and Zurich (BAS). Further information on BASF is available on the internet at www.basf.com.

The following information will be available on the Internet from today (August 8, 2002):

INTERIM REPORT (FROM 7:30 A.M. CEST)
WWW.BASF.DE/INTERIMREPORT

PRESS RELEASE (FROM 7:30 A.M. CEST)
WWW.BASF.DE/PRESSRELEASE

SPEECH BY DR. JURGEN F. STRUBE - LIVE TRANSMISSION (FROM 10:00 A.M. CEST) WWW.BASF.DE/PCON

SPEECH BY DR. JURGEN F. STRUBE - PRINTED VERSION (FROM 10:00 A.M. CEST) WWW.BASF.DE/PRESSCONFERENCE

YOU CAN DOWNLOAD PHOTOS OF BASF FROM THE INTERNET AT: WWW.BASF.DE/PRESSPHOTOS


Klaus Peter Lobbe, member of BASF's Board of Executive Directors, will report on business performance and outlook in the NAFTA region at 4:00 p.m. CEST. Visit HTTP://RICHMEDIA.CONFERENCING.COM/BASF for more information

If you have technical questions regarding the use of our Internet pages, please contact Jurgen Schwerdtfeger on +49 621 60-99400.


FORWARD-LOOKING STATEMENTS
This release contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking statements contained in this release.

Second-Quarter Results
August 8, 2002

EBIT before special items in the second quarter up almost 10 % on the previous year

Improved earnings in Chemicals, Plastics & Fibers and Performance Products; difficult environment for Agricultural Products

Outlook for 2002: Increase in EBIT before special items expected


BASF Group
                         2nd Quarter  Change      1st Quarter    Change
Million euro             2002    2001   in %      2002     2001    in %

Sales                   8,379   8,329    0.6    16,618   17,618   (5.7)
Income from operations
before special items      822     751    9.5     1,640    1,713   (4.3)
Income from
operations (EBIT)         817     304  168.8     1,631    1,093    49.2
Income from operations
before depreciation and
amortization (EBITDA)   1,411   1,016   38.9     2,843    2,415    17.7
Extraordinary income        -       -      -         -    6,010       -
Income before taxes
and minority interests    825     201  310.4     1,663    6,842  (75.7)
Net income                502      11      .     1,058    6,204  (82.9)
Earnings per share
  - ordinary E      0.86    0.02      .      1.81     0.55   229.1
  - extraordinary E    -       -      -         -     9.61       -



Sales and earnings
Sales: Sales in the second quarter increased slightly by 0.6 % to euro 8,379 million compared with the same period in 2001. This was primarily due to a significant increase in sales volumes. The level of selling prices, however,

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continued to remain significantly below last years level. Currency effects resulted in particular from the devaluation of the U.S. dollar, South American currencies and the Japanese yen against the euro. Overall, BASF regained ground in the first six months compared with the same period in 2001: Excluding sales of euro 364 million from the pharmaceuticals business in the first quarter of 2001, the decline in sales in the first half of 2002 was only 3.7 %.


Factors influencing sales in comparison with previous year
in %                      2nd Quarter   1st Half

Volumes                          +9.1       +4.6
Prices                          (8.2)      (8.5)
Currency                        (1.8)      (0.6)
Acquisitions/divestitures*       +1.5      (1.2)
Total                            +0.6      (5.7)
*) Including discontinued operations


Earnings: Second-quarter income from operations before special items climbed by 9.5 % due to improved earnings in the Chemicals, Plastics & Fibers and Performance Products segments despite a renewed increase in the price of raw materials. A positive contribution was made by the restructuring and cost-reduction measures introduced in 2001. As a result of the strong second quarter, earnings in the first half of 2002 declined by only 4.3 % compared with the same period in 2001. Earnings were negatively affected above all by lower average prices for crude oil and increased competition in the North American market for agricultural products.

Compared with the same periods in 2001, income from operations after special items was significantly higher in the second quarter and first half of 2002 due to a much lower level of special items. The financial result in the second quarter was positive. Due in particular to the earnings posted by Basell, income from financial assets increased significantly to euro 77 million following a loss of euro 27 million in the previous year. The interest result of minus euro 69 million was at the same level as in the previous year. Second-quarter income before taxes and minority interests net of special items increased 28 %. The average tax rate was 36 % in the second quarter and 33 % in the first six months. Net income of euro 502 million in the second quarter and euro 1,058 million in the first half of 2002 even exceeded the level in the successful year 2000.


Special items
                     1st Quarter   2nd Quarter   3rd Quarter   4th Quarter
Million euro         2002   2001   2002   2001   2002   2001   2002   2001

Special items
- in income
  from operations     (4)  (173)    (5)  (447)          (14)         (442)
- in financial
  result              114      -      -      -           (5)          (68)
Total                 110  (173)    (5)  (447)          (19)         (510)


Outlook
For 2002 as a whole, we anticipate sales at the previous years level and improved income from operations before special items. In view of the level of incoming orders, we currently expect a slight increase in sales and a significant increase in income from operations before special items in the third quarter of the year compared with the same period of 2001. Improved margins as a result of the sales price increases made in some business areas at the end of the second quarter will contribute toward this.


Segments
                            Sales          Income from          Income from
                                     operations before           operations
                                  special items
                           Change               Change               Change
Million euro   2002  2001*   in %   2002  2001*   in %   2002  2001*   in %

2nd Quarter
Chemicals     1,398  1,163   20.2    161    121   33.1    161    104   54.8
Plastics &
Fibers        2,243  2,159    3.9    211     70  201.4    211     62  240.3
Performance
Products      2,077  2,112  (1.7)    210    127   65.4    210   (54)     .
Agricultural
Products &
Nutrition     1,495  1,523  (1.8)    130    165 (21.2)    127    151 (15.9)
Oil & Gas       879    981 (10.4)    292    378 (22.8)    292    378 (22.8)
Other**         287    391 (26.6)  (182)  (110) (65.5)  (184)  (337)   45.4
thereof
exploratory/
biotechnology
research costs    -      -      -     50     44   13.6     50     44   13.6

              8,379  8,329    0.6    822    751    9.5    817    304  168.8
1st Half
Chemicals     2,601  2,285   13.8    272    230   18.3    270    205   31.7
Plastics &
Fibers        4,218  4,313  (2.2)    309    163   89.6    306    137  123.4
Performance
Products      4,060  4,199  (3.3)    325    252   29.0    329    53   520.8
Agricultural
Products &
Nutrition     3,037  3,611 (15.9)    364    464 (21.6)    358   375   (4.5)
Oil & Gas     2,105  2,424 (13.2)    576    754 (23.6)    576   754  (23.6)
Other**         597    786 (24.0)  (206)  (150) (37.3)  (208) (431)    51.7
thereof
exploratory/
biotechnology
research costs    -      -      -     99    111 (10.8)     99   111  (10.8)


             16,618 17,618  (5.7)  1,640  1,713  (4.3)  1,631 1,093    49.2

*) Previous year's figures adjusted to take account of organizational changes.
**) Provisions for structural measures not yet allocated were included in the second quarter of 2001. In addition, the figures contain earnings/ losses (-95, in previous year -33) from foreign currency financial indebtedness which is not allocated to the segments as well as currency positions which are macro-hedged. Their positive market values will only be realized at maturity in the course of the year.

Chemicals
Sales in the Chemicals segment rose 20.2 % in the second quarter to euro 1,398 million (volumes +28.3 %, prices/currency -11.7 %). The new steam cracker in Port Arthur, Texas, which started up at the end of 2001 contributed to the large increase in volumes. Second-quarter income from operations before special items was euro 161 million, euro 40 million or 33 % higher compared with the same period of the previous year. Sales in the Inorganics division in the second quarter did not quite reach the same level as in 2001. Earnings were improved despite the negative impact of scheduled shutdowns and inspection of plants in Ludwigshafen and Antwerp. Earnings in catalysts developed positively. In the Petrochemicals division, good volume demand in the second quarter led to high steam cracker capacity utilization and to an improvement in margins. Sales and earnings therefore increased. In the Intermediates division, sales in the second quarter were at the previous years level. Earnings declined due to increases in the cost of some raw materials.


Sales by division
                              2nd Quarter 1st Half
                                  Change Change
Million euro            2002   2001*   in %    2002   2001*   in %

Inorganics               182     186  (2.2)     351     377  (6.9)
Petrochemicals           766     525   45.9   1,376   1,017   35.3
Intermediates            450     452  (0.4)     874     891  (1.9)
*) Previous years figures adjusted to take account of organizational changes.


Plastics & Fibers
In the Plastics & Fibers segment, second-quarter sales increased by 3.9 % to euro 2,243 million (volumes +9.6 %, prices/currency -6.5 %). Sales in the first half of 2002 were 2.2 % lower than in the same period of 2001. Income from operations before special items in the second quarter was euro 211 million, compared with euro 70 million in the same period of the previous year. High capacity utilization rates in all divisions and good demand were the main reason for the increase. Sales in the Styrenics division increased 5 % and income from operations improved compared with the very weak second quarter of the previous year. This was mainly due to price adjustments to reflect severe increases in the cost of raw materials, in particular for polymers, and the cost-reduction measures introduced in 2001. In the Performance Polymers division, higher sales volumes and price increases - in particular for fiber intermediates - led to higher second-quarter sales. A reduction in fixed costs as a result of restructuring measures and good capacity utilization improved earnings. Business continued to develop positively in the Polyurethanes division in the second quarter. In particular, sales were boosted due to higher sales volumes for basic materials in Asia and the nafta region. The higher utilization of capacities established in recent years resulted in an increase in earnings.



Sales by division
                              2nd Quarter 1st Half
                                     Change                  Change
Million euro            2002   2001*   in %    2002   2001*   in %

Styrenics                888     846    5.0   1,630   1,703  (4.3)
Performance Polymers     628     612    2.6   1,169   1,223  (4.4)
Polyurethanes            727     701    3.7   1,419   1,387    2.3
*) Previous years figures adjusted to take account of organizational changes.


Performance Products
Second-quarter sales in this segment did not quite reach the previous years level and declined 1.7% to euro 2,077 million (volumes +5.1 %, prices/ currency -7.3 %). In the second quarter, income from operations before special items climbed 65 % to euro 210 million. Among other things, this was due to improved volumes in most business areas as well as cost reductions following restructuring measures. Second-quarter sales in the Performance Chemicals division were at the same level as in 2001. Earnings improved due to positive business development in almost all business areas and the improvement of our cost structure. In the Coatings division, sales declined by 4.5 % in the second quarter. Reasons for this decline included lower sales in South America as a result of the weakness of local currencies. Nevertheless, second-quarter earnings in 2002 were considerably higher than in the same period of 2001. There was increased demand in the Functional Polymers division in the second quarter. Earnings were considerably higher than in the weak second quarter of 2001.


Sales by division
                              2nd Quarter 1st Half
                                     Change                  Change
Million euro            2002   2001*   in %    2002   2001*   in %

Performance Chemicals    856     857  (0.1)   1,704   1,719  (0.9)
Coatings                 567     594  (4.5)   1,098   1,167  (5.9)
Functional Polymers      654     661  (1.1)   1,258   1,313  (4.2)
*) Previous years figures adjusted to take account of organizational changes.


Agricultural Products & Nutrition
                               Sales       Income from        Income from
                                            operations         operations
                                                before
                                         special items
                              Change            Change             Change
Million euro      2002   2001   in %  2002 2001   in %  2002  2001   in %
2nd Quarter
Agricultural
Products         1,003  1,038  (3.4)   108  133 (18.8)   108   126 (14.3)
Fine Chemicals     492    485    1.4    22   32 (31.3)    19    25 (24.0)
Pharmaceuticals*     -      -      -     -    -      -     -     -      -
                 1,495  1,523  (1.8)   130  165 (21.2)   127   151 (15.9)
1st Half
Agricultural
Products         2,041  2,270 (10.1)   321  418 (23.2)   321   335  (4.2)
Fine Chemicals     996    977    1.9    43   45  (4.4)    37    10  270.0
Pharmaceuticals*     -    364      -     -    1      -     -    30      -
                 3,037  3,611 (15.9)   364  464 (21.6)   358   375  (4.5)

*) The pharmaceuticals business was sold to Abbott Laboratories on March 2, 2001.


Agricultural Products: Sales in the second quarter were below the previous years level. The main reasons for this were unfavorable weather conditions in the United States and a resulting increase in competitive pressure in the herbicides business. Our business was also negatively impacted by the weak economic situation in South America. We increased sales in Europe and Asia. Growth in the area of fungicides, in particular the F 500 range, as well as the realization of additional synergies were unable to offset a decline in income from operations before special items, which decreased by 18.8 % in the second quarter and by 23.2 % in the first six months compared with the same periods of 2001.

Fine Chemicals: The slight increase in demand continued. Volume growth was seen in all business areas with the exception of cosmetics raw materials. Due to weaker prices for vitamins, sales increased only 1.4 % in the second quarter and close to 2 % in the first half of 2001 compared to the previous year. Income from operations before special items remained below the previous years level in the second quarter and almost achieved the previous years level in the first six months.



Oil & Gas
In the Oil & Gas segment, sales in the second quarter declined by 10.4 % compared with the same period in 2001 to euro 879 million (volumes +14 %, prices/currency - 24 %). Volumes increased in the natural gas business. The sales decline is primarily due to a decrease in the average price of crude oil by approximately $2.3/barrel. In addition, sales were negatively affected by the weakening of the U.S. dollar against the euro. Compared with the same period of 2001, second-quarter income from operations was 22.8 % lower at euro 292 million. Earnings from the oil business declined, while earnings from the natural gas business improved. Foreign income taxes for oil production, which are non-compensable with German taxes, amounted to euro 101 million in the second quarter

(2001: euro 157 million) and euro 183 million in the first six months of 2002 (2001: euro 278 million). These are included in tax expenses.



Regions
Location of company         Sales         Income from          Income from
                                    operations before           operations
                                  special items
                           Change              Change               Change
Million euro   2001   2000   in %   2001  2000   in %   2001   2000   in %

2nd Quarter
Europe        4,826  4,877  (1.0)    679   802 (15.3)    678    605   12,1
- thereof
Germany       3,297  3,372  (2.2)    483   599 (19.4)    482    500  (3.6)
North America
(NAFTA)       2,261  2,179    3.8     77  (70)      .     73  (100)      .
South America   331    456 (27.4)   (29)    29      .   (29)     29      .
Asia,
Pacific Area,
Africa          961    817   17.6     95  (10)      .     95   (10)      .
              8,379  8,329    0.6    822   751    9.5    817   304*  168.8

1st Half
Europe        9,726 10,736  (9.4)  1,446 1,751 (17.4)  1,445  1,528  (5.4)
- thereof
Germany       6,802  7,411  (8.2)  1,051 1,226 (14.3)  1,050  1,113  (5.7)
North America
(NAFTA)       4,381  4,385  (0.1)    105  (83)      .     97  (257)      .
South America   640    884 (27.6)   (35)    40      .   (35)     37      .
Asia,
Pacific Area,
Africa        1,871  1,613  16.0     124     5      .    124      5      .
             16,618 17,618 (5.7)   1,640 1,713  (4.3)  1,631 1,093*   49.2

*) Including provisions for structural measures not yet allocated.


Sales based on location of customer
                              2nd Quarter 1st Half
                                 Change                    Change
Million euro       2002    2001    in %    2002    2001     in %

Europe            4,428   4,490   (1.4)    8,993   9,936   (9.5)
- thereof
 Germany          1,686   1,756   (4.0)    3,580   4,045  (11.5)
North America
(NAFTA)           2,251   2,124     6.0    4,339   4,279     1.4
South America       405     550  (26.4)      785   1,074  (26.9)
Asia,
Pacific Area,
Africa            1,295   1,165    11.2    2,501   2,329     7.4
                  8,379   8,329     0.6   16,618  17,618   (5.7)


Business with customers located in Europe picked up in the second quarter; sales were only 1.4 % lower compared with the previous year. In particular, the segments Plastics & Fibers and Chemicals had higher sales in Europe. In the second quarter, business in Europe accounted for 83 % of the income from operations of the BASF Group. Although earnings declined in the Oil & Gas segment, they still accounted for 39 % of earnings in Europe. Income from operations before special items declined 15.3 % to euro 679 million. In the nafta region, sales increased by 6 % in the second quarter despite a decline in the average exchange rate of the dollar against the euro by about 5 %. This sales increase was largely due to the new steam cracker in Port Arthur, Texas. Income from operations before special items continued to improve and was euro 77 million, compared with a loss of euro 70 million in the same period of 2001. In South America, sales fell drastically in the second quarter as a result of the economic crisis in Argentina and the rapid devaluation of the Brazilian real. The decline in sales particularly af-fected the Agricultural Products and Coatings divisions. Income from operations was negative in the second quarter. This was partially caused by devaluation losses in Argentina due to the further decline in the exchange rate of the peso. In the Asia, Pacific Area, Africa region, sales increased by 11.2 % in the second quarter. Business grew in Korea in particular. Income from operations improved considerably as a result of the increased contribution to earnings of the site in Kuantan, Malaysia, due to currency translation effects, as well as growth in styrenics in Korea.


Employees
Since the end of 2001, the number of employees has declined by 1,832, in particular due to the restructuring measures started last year. The decline in the various regions was as follows: Europe 899, nafta 523, South America 388. Personnel costs declined in the second quarter by 3.7 % to euro 1,527 million and in the first six months of 2002 by 4.2 % to euro 3,005 million.



Number of employees
                  2nd Quarter       1st Half       Year 2001
                  2002     2001     2002     2001

End of period   90,713   92,249   90,713   92,249     92,545
Average         90,941   92,312   91,435   95,896     94,744


Finance
Cash provided by operating activities was euro 823 million in the first six months of 2002; the increase of euro 543 million compared with the same period in 2001 was due to the improvement in earnings. In current assets, funds employed in inventories were lower, both compared with the end of the year and with the first six months. Since the end of the year, however, funds employed in accounts receivable increased as a result of business growth and seasonal effects. The level of receivables has been reduced compared with the first half of 2001. Cash outflows were related to payments for fines and claims for damages relating to antitrust violations in the vitamins business which occurred several years ago, as well as the implementation of the restructuring measures decided upon last year. Cash used in investing activities amounted to euro 838 million. As planned, expenditures for tangible and intangible fixed assets were reduced and were euro 280 million lower than in the previous year. A net total of euro 684 million was raised through financing activities, in particular through the issue of commercial paper. Since the end of 2001, financial indebtedness has increased by euro 1,141 million to euro 3,976 million. In the same period, liquid funds increased by euro 551 million to euro 1,294 million.


Consolidated Statements of Cash Flow 1st Half
Million euro                                          2002      2001

Net income*                                          1,058       334
Depreciation of fixed assets                         1,222     1,355
Changes in net current assets                      (1,120)   (1,246)
Miscellaneous items                                  (337)     (163)

Cash provided by operating activities                  823       280

Expenditures for tangible and
intangible fixed assets                            (1,021)   (1,301)
Acquisitions/divestitures, net                           -     7,281
Financial investments and other items                  183       272

Cash provided by (used in) investing activities      (838)     6,252

                                     Page 13


Proceeds from capital increases                         38        87
Changes in financial indebtedness                    1,448   (5,096)
Dividends                                            (802)   (1,236)

Cash provided by (used in) financing activities        684   (6,245)

Net changes in cash and cash equivalents               669       287
Cash and cash equivalents as of
beginning of year and other changes                    338       604

Cash and cash equivalents                            1,007       891

Securities held as current assets                      287       387

Liquid funds                                         1,294     1,278
*) Excluding extraordinary income in previous year


Forward-looking statements
This report contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASFs Form 20-F filed with the Securities and Exchange Commission. [The Annual Report on Form 20-F is available on the Internet at www.basf.com.] We do not assume any obligation to update the forward- looking statements contained in this report.


Financial Statement of BASF Group (abridged version)
Consolidated Statements of Income
                          2nd Quarter   Change      1st Quarter   Change
Million euro              2002    2001    in %      2002    2001    in %

Sales, net of
natural gas taxes        8,379   8,329     0.6    16,618  17,618   (5.7)

Cost of sales            5,536   5,634   (1.7)    11,013  11,765   (6.4)

Gross profit on sales    2,843   2,695     5.5     5,605   5,853   (4.2)

Selling expenses         1,231   1,283   (4.1)     2,442   2,669   (8.5)
General and
administrative expenses    177     138    28.3       348     321     8.4
Research and
development expenses       282     293   (3.8)       594     670  (11.3)
Other operating income     148     204  (27.5)       333     523  (36.3)
Other operating expenses   484     881  (45.1)       923   1,623  (43.1)

Income from operations     817     304   168.8     1,631   1,093    49.2

Expense/income
from financial assets       77    (27)       .        77    (58)       .
Interest result           (69)    (76)     9.2      (45)   (203)    77.8

Financial result             8   (103)       .        32   (261)       .

Income from
ordinary activities        825     201   310.4     1,663     832    99.9

Extraordinary income         -       -       -         -   6,010       -

                                     Page 15


Income before taxes
and minority interests     825     201   310.4     1,663   6,842  (75.7)

Income taxes               294     200    47.0       557     635  (12.3)
Minority interests          29    (10)       .        48       3       .

Net income                 502      11       .     1,058   6,204  (82.9)

Earnings per share
  - ordinary E       0.86    0.02       .      1.81    0.55   229.1
  - extraordinary E     -       -       -         -    9.61       -
Number of shares in
millions (weighted)        583     614   (5.0)       583     611   (4.6)


Consolidated Balance Sheets
Assets                            June 30    Change     Dec. 31  Change
Million euro                 2002    2001      in %        2001    in %
Intangible assets           3,441   4,140    (16.9)       3,943  (12.7)
Property, plant
and equipment              13,512  14,128     (4.4)      14,190   (4.8)
Financial assets            3,322   3,205       3.7       3,360   (1.1)

Fixed assets               20,275  21,473     (5.6)      21,493   (5.7)

Inventories                 4,421   5,018    (11.9)       5,007  (11.7)
Accounts receivable, trade  6,341   7,190    (11.8)       5,875     7.9
Miscellaneous receivables   2,742   3,034     (9.6)       2,384    15.0
Deferred taxes              1,209   1,313     (7.9)       1,373  (11.9)
Liquid funds                1,294   1,278       1.3         743    74.2

Current assets             16,007  17,833    (10.2)      15,382     4.1

                                     Page 16


Total assets               36,282  39,306     (7.7)      36,875   (1.6)



Stockholders' equity
and liabilities                     June 30  Change     Dec. 31  Change
Million euro                   2002    2001    in %        2001    in %
Subscribed capital
and capital surplus           4,408   4,407     0.0       4,408     0.0
Retained earnings
and other equity             12,549  14,547  (13.7)      12,754   (1.6)
Minority interests              395     368     7.3         360     9.7

Stockholders equity          17,352  19,322  (10.2)      17,522   (1.0)

Provisions for
pensions and similar
obligations                   3,858   3,936   (2.0)       3,953   (2.4)
Provisions for taxes
and other provisions          5,066   6,256  (19.0)       6,188  (18.1)

Provisions                    8,924  10,192  (12.4)      10,141  (12.0)

Financial indebtedness        3,976   2,922    36.1       2,835    40.2
Accounts payable, trade       2,417   2,662   (9.2)       2,491   (3.0)
Other liabilities             3,613   4,208  (14.1)       3,886   (7.0)

Liabilities                  10,006   9,792     2.2       9,212     8.6

Total stockholders
equity and liabilities       36,282  39,306   (7.7)      36,875   (1.6)

The interim financial statements have not been audited.

Publisher:
BASF Aktiengesellschaft
Corporate Department Communications
67056 Ludwigshafen
Germany

You can find HTML versions of this and other publications from BASF on our homepage at www.basf.com.

You can also order reports:
- by telephone: +49 62160-0
- by fax: +49 6021 704-431
- by e-mail: medien-service@basf-ag.de
- on the Internet: www.basf.com


Important dates
November 14, 2002
Interim Report
Third Quarter 2002

March 18, 2003
Financial Results 2002

April 29, 2003
Interim Report
First Quarter 2003

May 6, 2003
Annual Meeting, Mannheim

August 7, 2003
Interim Report
Second Quarter 2003


Contacts
Corporate Media Relations:
Michael Grabicki
Phone: +49 621 60-99938
Fax: +49 621 60-20129

Investor Relations:
Carolin Weitzmann
Phone: +49 621 60-48230
Fax: +49 621 60-22500

General inquiries:
Phone: +49 621 60-0
Fax: +49 621 60-42525

Internet: www.basf.com

BASF Aktiengesellschaft
67056 Ludwigshafen
Germany